EZ2 COMPANIES, INC.
200 S.E. First Avenue Suite 620
Miami, Florida 33131

December 9, 2005

Via Facsimile (202) 772-9209
Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Wilson Lee,
Staff Accountant

                                                       Re: EZ2 Companies, Inc.
                                                       File No.: 000-29449

Dear Mr. Lee:

          As you are likely aware, our former auditors, Lazar Levine & Felix, LLP have resigned as EZ2 Companies, Inc.’s reporting audit firm. We are currently engaging new representation and expect to have engaged Most & Company, LLP imminently. Unfortunately, this resignation has delayed our responses to the Commission’s comment letter dated November 27, 2005. Obviously, we will require the assistance of our new auditors in preparing a response.

          We anticipate engaging Most & Company, LLP within the next forty-eight hours, filing our Form 10-QSB on or before December 14, 2005 and responding to the Commission’s comment letter within a week thereof. I apologize for the delays in responding to same thus far.

           Should you have any further questions please do not hesitate to contact the undersigned.

Sincerely,

/s/ Otto Bethlen
Otto Bethlen President